EXHIBIT 99.1

Almaden Announces Passing of William J. Worrall, Q.C.

VANCOUVER, British Columbia, July 27, 2021 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) is saddened to report that Mr. William (“Bill”) J. Worrall, Q.C., Director of Almaden, passed away unexpectedly this weekend. Bill served as highly valued corporate counsel to Almaden for many years prior to joining the Board in 2013.

Duane Poliquin, Chairman of Almaden, said, "Bill has been a good friend and highly trusted and valuable Board member for many years. His sage advice will be sorely missed."

All of Almaden would like to extend their sincerest condolences to Bill’s family at this difficult time.

For more information please contact info@almadenminerals.com.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca deposit hosts a proven and probable reserve containing 1.38 million ounces of gold and 85.1 million ounces of silver (73.1 million tonnes grading 0.59 g/t Au and 36.3 g/t Ag). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/